Exhibit 99.1

Fortuna provides update and sets construction milestones for its Lindero gold Project in Argentina

Vancouver, December 21, 2017-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its 100 % owned Lindero gold Project located in Salta, Argentina.

Jorge A. Ganoza, President, CEO and Director, commented, “The start of construction activities for a new mine is always an energizing event for an organization.” Mr. Ganoza continued, “We are fully funded, key positions in the project team are in place and the Company feels very welcome in the Province of Salta.” Mr. Ganoza concluded, “We are looking forward to building and commissioning on time and within budget the first modern large scale precious metals mine in Salta.”

In September 2017, the Company announced a positive construction decision for Lindero with commissioning expected in the second quarter of 2019 (see Fortuna news release dated September 21, 2017). Lindero has been designed as an 18,750 tpd1 owner operated open pit mine with a pit life of 13 years based on existing reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART2 and ADR3 plants prior to electrowining and refining where gold will be poured to doré bars. The technical report of the Lindero Project is available on the Company's website at https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf

With Lindero in its first year of full production, Fortuna’s consolidated precious metals annual production is expected to increase to 190,000 ounces of gold and 9 million ounces of silver or 340,000 gold equivalent4 ounces.

Note:

1.	Tonnes per day
2.	Sulphidization-Acidification-Recycle-Thickening
3.	Adsorption, Desorption and Recovery
4.	Gold equivalent is calculated using a gold to silver ratio of 1 to 60 and does not include lead nor zinc

Project Update

In September 2017, the commencement of construction at Lindero was officially launched. As of the end of November, initial contracts have been awarded for approximately US$14 million or 6 percent of the project´s capital expenditure.

Detailed Engineering

Engineering, procurement, and construction management (EPCM) was awarded in October 2017 to SAXUM Ingeniería, an Argentinian company with international experience in infrastructure and mining. Detailed engineering work has been launched, procurement packages are being prepared and the bidding process initiated.

Advanced basic engineering of the SART plant is being completed by Kestrel Engineering, an American firm that will work under the direction of Mr. Mike Botz, a qualified engineer with extensive experience of the SART process.

The construction of the leach pad, a critical path of the project, is in the bidding process. Mass earth moving activities are scheduled to commence in February 2018 and are estimated to conclude with the commissioning of the pad in March 2019. Detailed engineering and construction supervision has been awarded to Anddes Argentina, a company specialized in geotechnical engineering and leach pad design and construction.

Mine Equipment

Mine fleet and other heavy equipment are in the process of being awarded. The principal components of the initial mine fleet include six 100 ton trucks, two 17 cubic yard wheel loaders, two bulldozers and two drill rigs.

The Company is evaluating a non-recourse vendor financing of US$15 million for the purchase of mining equipment.

Initial Site Activities

The project requires the upgrading of the existing exploration camp in order to host the initial workforce who will be responsible for building the temporary construction camp. On site activities commenced in November and the temporary facilities will be ready to host the inflow of construction personnel in January 2018. The construction workforce who will build the permanent facilities is estimated to gradually increase and peak at 600 people. The permanent camp facilities will accommodate 320 people.

The Company is in the process of obtaining municipal approval from the town of Tolar Grande for the start of construction activities on new infrastructure. Formal authorization is expected in January 2018.

Project Funding and Financing

The estimated fully scoped capital cost for the construction of Lindero is US$239 million. Capital expenditures are estimated at US$200 million for 2018, and US$36.5 million for 2019; amounts do not include VAT which is expected to be recovered in the first 24 months from the start of mining operations.

The Company plans to fund the construction from a combination of existing cash reserves, projected cash flow generation and an upsized US$120 million credit facility.

Project Construction Milestones

The Company is providing the following selected milestones from the project construction schedule:

2018

•	February: Start mass earthworks
•	April: First concrete for permanent installations
•	August: Start of equipment installation, including HPGR tertiary crusher
•	November: Construction of roads and platforms in preparation for initiation of mining activities

2019

•	January: Commissioning of power plant
•	March: Placing of first ore on the leach pad
•	May: First doré poured as part of commissioning

Construction updates will be provided on a regular basis throughout the development of Lindero.

Qualified Person

Eric N. Chapman, Vice President of Technical Services of Fortuna, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties, including the Lindero gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at the Lindero gold Project will proceed as planned; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at the Lindero gold Project will proceed as planned; expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.